EXHIBIT (A)(4)



                        BOLIVARIAN REPUBLIC OF VENEZUELA
                               MINISTRY OF FINANCE
                         NATIONAL SECURITIES COMMISSION




                             Resolution No. 227-2001

                           191(degree) and 142(degree)


                            Caracas, October 19, 2001


WHEREAS, on October 18, 2001, CANTV filed with the National Securities Commission ("CNV") a report regarding the Third Share Repurchase Program that the Board of Directors of CANTV plans to submit to its shareholders for consideration and approval in an Extraordinary Shareholders Meeting to be held on October 24, 2001, in accordance with the directives of the CNV and with the provisions of the Tender Offer Rules.

WHEREAS, on October 15, 2001, CANTV requested that the CNV extend the term of the tender offer filed by AES Comunicaciones de Venezuela C.A., with the goal of matching the expiration date of said tender offer with that of CANTV's Third Repurchase Program.

WHEREAS, the Board of the CNV has reviewed said report in the context of the Tender Offer Rules and has determined that certain issues should be specified and clarified in connection with the faculties of the Meeting of Shareholders and the Board of Directors of CANTV.

WHEREAS, articles 8 and 14 of the Tender Offer Rules contemplate matching the periods of initial offers with those of subsequent offers, with the objective of preserving the opportunity to evaluate and participate for those interested in these processes.

The CNV, acting pursuant to authority granted by article 9 (subsection 15) of the Capital Markets Law, and in accordance with articles 8, 10, and 14 of the Tender Offer Rules and article 1 of the Rules Regarding the Transparency of the Capital Markets,

                                    RESOLVES:

1. To authorize the publication of the Report regarding the Third Share Repurchase Program of CANTV, in the understanding that the proposal set forth therein is conditioned on its approval by the Shareholder Meeting of CANTV and that the right to argue and enforce the conditions set forth in paragraphs 9 and 15 of the Report will require the express authorization of the Meeting of Shareholders, and evidence of such authorization shall be set forth in the minutes of the Shareholder Meeting called to consider the proposed Repurchase Program.

2. To order AES Comunicaciones de Venezuela, C.A., that in the event the CANTV Shareholder Meeting approves the execution of the Third Repurchase Program of the Company, to extend the term of its tender offer until the date which the CANTV Shareholder Meeting sets for the expiration of the Third Share Repurchase Program of CANTV, which in no event shall be in excess of thirty
     (30) stock exchange business days after the commencement date of such program, with the objective of maintaining the parity of the options.

3.   To notify CANTV, of the resolutions adopted by this Board.

4. To notify AES Comunicaciones de Venezuela, C.A., of the resolutions adopted by this Board.



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In accordance with articles 73 and 94 of the Organic Law of Administrative
Procedure, a Petition for Reconsideration of this Resolution can be filed within 15 days subsequent to its publication.

Be it notified and published.

          [Signatures of each CNV Director and the Executive Secretary]
















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